Eric I Cohen
Senior Vice President, Secretary
and General Counsel
Telephone: (203) 222-5950
E-mail: eric.cohen@terex.com

August 27, 2019

Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F Street, NE
Washington, DC 20549

Re: Terex Corporation (“Terex” or the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2018 Filed February 25, 2019
Form 10-Q for the Quarterly Period Ended June 30, 2019 Filed July 30, 2019
File No. 001-10702

Dear Ms. Harkins and Ms. Dicker:

I have received a copy of your letter dated August 16, 2019, conveying the comments of the staff of the Securities and Exchange Commission (the “Commission”) on the above-referenced filings. Your requests and comments are reproduced below in italics and immediately followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes To Consolidated Financial Statements
Note B – Business Segment Information, page F-17

SEC REQUEST OR COMMENT NO. 1:

Please revise future filings to present separately revenues from external customers attributed to your country of domicile. Also, when material, separately disclose the revenues from external customers attributed to an individual foreign country. Refer to ASC 280-10-50-41(a).

TEREX CORPORATION’S RESPONSE:

Terex acknowledges the Staff´s comment and will revise future filings to include disclosure required under ASC 280-10-50-41(a).

Form 10-Q for the Six Months Ended June 30, 2019

Note B – Business Segment Information, page 11

SEC REQUEST OR COMMENT NO. 2:

We note on page 8 and throughout the filing that you sold a portion of your Cranes segment and that you are now reporting your business in two segments. We further note that your utilities business has been consolidated within your AWP segment, your pick and carry cranes business has been consolidated within your MP segment, and your rough terrain and tower cranes businesses have been consolidated within Corporate and Other. So that we may better understand your assessment of your operating segments and how you comply with ASC 280, please explain to us why you believe that each of these businesses have economic characteristics similar to the other operating segments within the AWP and MP reportable segments and how they meet the requirements to be aggregated in accordance with ASC 280-10-50-11.

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com

Securities and Exchange Commission
August 27, 2019

TEREX CORPORATION’S RESPONSE:

The Company operates in two reportable segments: (i) AWP and (ii) MP. The AWP segment designs, manufactures, services and markets aerial work platform equipment, telehandlers, light towers and utility equipment as well as their related components and replacement parts. The utilities product line has been consolidated within the AWP segment as utility products include aerial devices used to elevate workers and materials similar to other products consolidated within this segment. The MP segment designs, manufactures and markets materials processing and specialty equipment, including crushers, washing systems, screens, apron feeders, material handlers, pick and carry cranes, wood processing, biomass and recycling equipment, concrete mixer trucks and concrete pavers, conveyors, and their related components and replacement parts. The pick and carry cranes product line has been consolidated within the MP segment as this product handles materials in various quarrying and mining applications similar to other products consolidated within this segment.

ASC 280 utilizes the ‘management approach’ whereby external segment reporting is aligned with management’s internal reporting. Segments based on a reporting entity’s internal reporting structure are meant to provide financial statement users with an ability to see a reporting entity ‘through the eyes of management’. An operating segment is a component of an entity that has all of the following characteristics:

•	It engages in business activities from which it may recognize revenues and incur expenses.

•	Its operating results are regularly reviewed by the entity’s chief operating decision maker (CODM) to make decisions about allocating resources and assessing its performance.

•	Its discrete financial information is available.

The determination of the Company’s operating segments is based on Terex’s revenue streams and its organizational structure. Operating results are regularly reviewed by the CEO, the Company’s CODM, to make decisions about allocating resources and assessing performance. Although at times various forms of data may be reviewed by the CODM, the discrete financial information primarily utilized to assess performance and to allocate resources to the businesses is at the operational levels of AWP and MP. Key management within the organization are compensated based on the performance at these operating levels and information included in the budgeting process which is presented to the Board of Directors is also at these operating levels. In addition, external communications made via earnings releases, presentations, press releases, the Company’s website and other SEC filings are at the operational levels of AWP and MP. The Company has not identified the utilities business (consolidated within the AWP segment) and the pick and carry cranes business (consolidated within the MP segment) as operating segments as the CODM primarily reviews discrete financial information to assess performance and allocate resources to the businesses at the operational levels of AWP and MP not at the product line level (utilities and pick and carry cranes). Therefore, the aggregation requirements under ASC 280-10-50-11 are not applicable to the utilities and pick and carry cranes businesses.

In addition to the AWP and MP operating segments, the rough terrain and tower cranes businesses are identified as operating segments based on the three characteristics described above as these components engage in business activities, present operating results that are regularly reviewed by the CODM and have discrete financial information available. The rough terrain and tower cranes operating segments are consolidated within Corporate and Other as the results of these identified operating segments do not exceed any of the 10% thresholds (Total Assets, Total Revenue and Total Operating Profit) as per ASC 280-10-50-12.

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com

Securities and Exchange Commission
August 27, 2019

ACKNOWLEDGEMENT:

Terex acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Terex’s filings; and (c) Terex may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Thank you for the opportunity to respond to your comments. If we can be of any further assistance with respect to this matter, please do not hesitate to contact me.

Very truly yours,

/s/ Eric I Cohen
Eric I Cohen

cc:    John L. Garrison
John D. Sheehan

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com